May 7, 2015

Ms. Melissa Raminpour

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the Year Ended March 31, 2014
Form 10-Q for the Quarter Ended December 31, 2014
Response Dated March 13, 2015
File No. 001-31617

Dear Ms. Raminpour:

Bristow Group Inc. received comments from the Staff of the SEC by letter dated May 4, 2015 regarding its annual report on Form 10-K for the fiscal year ended March 31, 2014 and its quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2014. As previously discussed, Bristow intends to submit its response to the Staff’s comments by June 1, 2015.

Please contact the undersigned at 713-267-7633 with any questions.

Very truly yours,

/s/ Brian J. Allman
Brian J. Allman
Vice President, Chief Accounting Officer

Bristow Group Inc.
2103 City West Blvd. 4th Floor, Houston, Texas 77042, United States
t (713) 267 7600 f (713) 267 7620 www.bristowgroup.com